November 22, 2010

Mr. David Lyon

Senior Counsel

Securities and Exchange Commission

150 Fifth Street, N.W.

Washington, D.C.  20549

Re:          Comment Letter Dated November 9, 2010

Dear Mr. Lyon,

The following information is provided in response to your comment letter of November 9, 2010.

Form 10-K for the Fiscal Year Ended December 31, 2009

1.                                       The disclosures required under Part III of Form 10-K were not filed due to oversight as a result of delays in scheduling the shareholder meeting and filing of the Proxy Statement.   The Form 10-K for the fiscal year ended December 31, 2009 will be amended to incorporate the Part III disclosures as soon as possible.

2.                                       We acknowledge your comment.

Form 10-Q for Fiscal Quarter Ended June 30, 2010

Results of Operations Summary, page 18

3.                                       The efficiency ratio was not included in the third quarter 2010 Form 10-Q due to the timing of our receipt and review of your letter and the filing deadline.  The efficiency ratio will be included in future filings.

Non-performing and Non-accrual Loans, page 29

4.                                       Non-accrual real estate loans at December 31, 2009 totaled $5.1 million; consisting of $2.9 million in Real Estate — Mortgage loans and $2.2 million in Real Estate — Construction and Land Development loans compared with $1.7 million in Real Estate — Mortgage loans and $0.5 million in Real Estate — Construction and Land Development loans at June 30, 2010.  The decrease of $1.2 million in Real Estate Mortgage loans was the result of transfers to other real estate owned (OREO) totaling $2.7 partially offset by additions of $1.5 million.  The decrease of $1.7 million in Real Estate — Construction and Land Development loans resulted from the transfer of $1.7 million to other real estate owned.

5.                                       Charge offs

Loan charge offs for the six months ended June 30, 2010 were $278 thousand; consisting of $28 thousand on a Real Estate —Construction loan at foreclosure, and $250 thousand in Commercial and Industrial loans with $150 thousand of this amount related to the unguaranteed portion of Small Business Administration guaranteed loans.

The following is the Bank’s accounting policy for recording OREO:

ACCOUNTING FOR OREO AT ACQUISITION

The accounting requirements are defined in generally accepted accounting standards and Regulatory Report Instructions. OREO is accounted for individually at the lower of recorded investment in the loan satisfied or the “fair value” of the asset on the date of acquisition. The recorded investment in the loan satisfied includes the unpaid balance of the loan, any accrued and uncollected interest, un-amortized premium, finance charges, and loan acquisition costs less any previous direct write downs and un-amortized discount, if any. Any excess of the recorded investment in the loan satisfied over the fair value of the property is to be charged against the Allowance for Loan and Lease Losses.

Subsequent additions or completion costs relative to OREO properties are to be capitalized provided the fair value of the property exceeds the carrying value. Ongoing expenses such as maintenance, taxes and insurance are to be expended as they occur.

VALUATION ALLOWANCES

In accordance with regulatory reporting guidelines and generally accepted accounting standards, a valuation allowance must be established for each property owned when the fair value of the asset less estimated selling costs is less than the recorded investment of the asset. The allowance is to provide for future anticipated selling expenditures for the property and effectively reduce the book or carrying value of the asset. The establishment of a valuation allowance will result in an OREO expense.

The valuation allowance is to be increased or decreased for changes in the assets’ fair value or estimated selling costs. Additions or completion costs are to be charged against the valuation allowance when the fair value does not exceed the carrying cost of the asset. Any engineering costs expended to bring the property up to code would be considered selling costs and charged to the valuation allowance.  Decreases in the valuation allowance are not to result in a negative allowance.

APPRAISALS OF OREO

Generally, appraisals on OREO will be obtained during the foreclosure process. Properties, which remain in the OREO portfolio for extended periods of time, may require updated or new appraisals. New appraisals are to be obtained in accordance with the guidelines contained in the appraisal section of the loan policy manual.  As a minimum, a new appraisal is to be obtained for those properties remaining as OREO for 12 months. Properties remaining in the OREO portfolio after 12 months are to be reappraised annually until sold.

SALES EFFORTS

Documentation reflecting Monterey County Bank’s efforts to dispose of REO must be maintained. Such documentation is to be maintained in the REO file and incorporated into the OREO action plans. Sales efforts are to include a record of inquiries and offers made by potential buyers, methods used in advertising the property for sale whether by Monterey County Bank or its agent and any other information reflecting sales efforts.

HOLDING PERIOD

Banking regulations require that Monterey County Bank may not hold an OREO property for a period longer than five (5) years. For OREO acquired in satisfaction of debts, the five-year period begins on the date legal title is transferred to the Bank. For excess banking premises becoming OREO, the five year period begins on the date of relocation to new premises or on the date it is determined that banking use of the property is no longer contemplated, whichever is applicable. For OREO that cannot be sold within the five-year statutory period, the Chief Lending Officer, will make application to the FDIC to extend the holding period in accordance with federal banking regulations.

LOANS TO FACILITATE

In many instances the disposition of OREO requires that the bank finance or carry back a significant portion of the selling price when the property is sold. When this arises, the transaction is characterized as a loan to facilitate.

It will be MCB’s policy to require a minimum of 10% cash down payment on any transaction involving the sale of OREO that the Bank may be asked to finance. Ideally, all loans to facilitate are to carry terms representative of an arms length transaction; however, it is recognized that in some cases, concessionary interest rates may be granted to consummate the transaction. In those instances where concessionary financing is granted, the loan is to be discounted to the market interest rate and the discount accrued over the life of the loan as an adjustment to the yield in accordance with generally accepted accounting principles.

Documentation standards for loans to facilitate are the same as for all loans granted by Monterey County Bank and credit approval for such loans falls under the Bank’s general approval guidelines contained in this policy manual.

Loan to facilitate transactions not qualifying as a bona fide sale in accordance with the guidelines contained herein may be considered covered transactions and are to be accounted for as OREO until the qualifying conditions are met. Any payments received on covered transactions must be applied to reduce the carrying or book value of the property.

DISPOSITION OF OREO

All offers received on OREO property must be in writing and are to be presented to the Chief Executive Officer who will evaluate the proposal and submit it to the Board of Directors for review and approval. Any negotiations on the prospective sale of OREO, is to be conducted by the Chief Lending Officer or President. If the offer is approved and requires carry back financing, the Bank’s normal underwriting standards and approval guidelines will apply.

6.                                       The largest five individual balances of other real estate as of June 30 and September 30, 2010.

June 30, 2010

(Dollars in 000’s)

Original Date Placed in OREO	Initial Loan Origination Date	Loan Origination Amount	Write- downs Prior to Transfer to OREO	Further Write- downs	Current Carrying Value
08/24/09	N/A	$—	$—	$—	$4,185	(1)
03/02/10	09/25/08	3,710	130	92	3,488
09/30/09	12/30/08	2,489	—	—	2,489
04/29/08	07/17/06	3,200	532	267	2,401
03/02/10	12/05/06	1,440	240	120	1,080

September 30, 2010

(Dollars in 000’s)

Original Date Placed in OREO	Initial Loan Origination Date	Loan Origination Amount	Write- downs Prior to Transfer to OREO	Further Write-downs	Current Carrying Value
08/24/09	N/A	$—	$—	$—	$4,185	(1)
03/02/10	09/25/08	3,710	130	92	3,488
09/30/10	09/21/07	2,539	—	—	2,539
09/30/09	12/30/08	2,489	—	—	2,489
09/30/10	09/21/07	2,455	—	—	2,455

(1)          Property was taken in trade on the sale of an OREO property on August 24, 2009.

Item 1.  Legal Proceedings, page 38

7.                                       The pre-tax legal settlement charge of $880 thousand included a payment $537 thousand to settle a claim involving a loan participation secured by a hypothecated note and a payment for $343 thousand to reimburse legal fees and costs.  The above breakdown of the $880 thousand settlement amount will be included in future filings.

The Corporation’s year to date net income at June 30, 2010 prior to recording the $880 thousand legal settlement charge was $57 thousand.  Posting the $880 thousand legal settlement charge resulted in a year to date after tax loss of $337 thousand at June 30, 2010.

8.                                       The Bank, its Chief Executive Officer and Chief Credit Officer were named as defendants in a lawsuit filed July 27, 2009 in the Monterey County Superior Court by Bank of the Orient.  The lawsuit involved claims related to loan participations purchased from the Bank and sought rescission of the participation agreements or damages and attorneys’ fees and costs.

The Bank did not believe that the lawsuit would result in material liability until a settlement conference was held on August 16, 2010.  On that date, and prior to filing the June 30, 2010 Form 10-Q, management met with representatives of Bank of the Orient to discuss settlement of the litigation.  The negotiations resulted in a tentative settlement being reached, subject to approval by Bank of the Orient’s management committee.  Under the tentative settlement the Bank agreed to reacquire Bank of the Orient’s interest in four of the loan participations and the collateral securing the loans, pay $537 thousand related to a loan participation secured by a hypothecated note, and reimburse $343 thousand in legal fees and costs.

An extension of time for filing June 30, 2010 Form 10-Q was immediately filed to provide time for incorporating the financial impact of the settlement agreement into the June 30th Form 10-Q filing.

There are no additional legal settlements that are likely to have a material impact on our financial condition or results of operations at this time.

Exhibits 31.1 and 31.2

9.                                       We acknowledge the inadvertent omissions of the first lines on Exhibits 31.1 and 31.2 in our June 30, 2010 Form 10-Q (but not in our 2009 Form 10-K).  We will make sure the future filings include the full text of the certifications.

Northern California Bancorp, Inc. acknowledges that 1) it is responsible for the adequacy and accuracy of the disclosure in the filing, 2) that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and 3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United State.

Sincerely,

/s/ Charles T. Chrietzberg, Jr.
Charles T. Chrietzberg, Jr.
Chairman, President & CEO